Exhibit 99.1

MIND CTI Reports Third Consecutive Quarter of Record Revenues

Yoqneam, Israel, November 3, 2014 — MIND C.T.I. Ltd. (MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its third quarter ended September 30, 2014.

The following will summarize our major achievements in the third quarter of 2014 as well as our business. Full financial results can be found in the Investors section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K filed with the Securities and Exchange Commission.

Q3 2014 Financial Highlights

•	Revenues were $6.5 million, up 44% from $4.5 million in the third quarter of 2013.
•	Operating income was $2.2 million, or 34% of revenue, compared to $0.6 million, or 13% of revenue, in the third quarter of 2013.
•	Net income was $1.1 million, or $0.06 per share, compared to $0.6 million, or $0.03 per share in the third quarter of 2013.
•	One modest win and multiple follow-on orders.
•	Cash flow from operating activities was $1.1 million.
•	Cash position of $18.9 million as of September 30, 2014, compared to $18.4 million as of September 30, 2013.

Nine Months Financial Highlights

•	Revenues were $18.5 million, up 38% from $13.4 million in the first nine months of 2013.
•	Operating income was $4.9 million, or 27% of revenue, compared to $1.2 million, or 9% of revenue, in the first nine months of 2013.
•	Net income was $3.6 million, or $0.19 per share, compared to $1.2 million, or $0.06 per share in the first nine months of 2013.
•	Cash flow from operating activities was $3.5 million.

Operating Margins

The high operating margins, significantly over our target of 20%, are the result of our record revenues and a decrease in expenses. Favorable exchange rates due to the devaluation of currencies against the U.S. dollar had a meaningful contribution to the decrease in expenses. At the same time, those favorable exchange rates required provisioning for additional taxes and might have the opposite influence at some point. Such fluctuation in exchange rates contributes to volatility both in our revenues and our expenses.

Stable Workforce Size

Our workforce consists mainly of software engineers that perform different tasks related to development, testing, implementation and support of our solutions. The training of such engineers is a lengthy process. We need to plan ahead for our future needs and recruit accordingly in advance to meet our goals. In 2011 we announced that we plan to increase the company size in order to support new projects and multiple requests of engineering resources we receive from our growing customer base. In 2012 we announced that this trend is expected to continue in 2013 at approximately the same rate as we continue to encounter high demand. As mentioned a year ago, we believe we reached the size we need in order to support the growth. Thus, in the last 12 months we have maintained a stable workforce size, at around 360 employees.

Revenue Distribution for Q3 2014

Sales in the Americas represented 47.2%, sales in Europe represented 34.3% and sales in Israel represented 12.9% of our total revenue.

Revenues from customer care and billing software totaled $5.4 million, while revenues from enterprise call accounting software was $1.1 million.

Revenues from licenses were $1.2 million, or 19% of total revenues, while revenues from maintenance and additional services were $5.3 million, or 81% of total revenues.

One Modest Win and Multiple Follow-on Orders

The win is with a service provider in Africa that facilitates communications services across government agencies, including services under monthly budget limitations. Our enterprise solution, PhonEX-ONE, has been chosen since it includes a fully automated process for allocation of a monthly credit amount per telephone line, limitation of traffic when the credit is exhausted and periodic replenishment. In this project PhonEX-ONE will interface with Broadsoft centralized soft switch, performing mediation and provisioning. The usage reporting needs will be handled using the PhonEX-ONE reporting server and the traffic management dashboard modules, while financial activity will be accomplished within the customer’s ERP system.

One follow-on order is with an existing customer that is looking to enhance functionality in our Point-of-Sale integrated module. Another follow-on order is with an existing customer wishing to enhance the Customer Loyalty program functionality.

Other follow-on orders from existing customers include mainly enhancing the professional services and engineering services we provide to them.

Monica Iancu, MIND President and CEO, commented: “We are thrilled to set again a new record in quarterly revenues that reflects the advancement of ongoing projects, timely completion of milestones and performance of additional services purchased by our customers. MIND’s solutions enable service providers to market and generate additional revenues to all segments of the marketplace (business, retail, postpaid, prepaid, pay in advance and wholesale), improve operational efficiency and build a competitive advantage. We operate in a highly competitive space with one of the most comprehensive real-time converged billing and customer care solutions.”

Dividend Update

In July 2003, our board of directors adopted our dividend policy and in October 2010 our board of directors updated this policy slightly. Under the existing policy, subject to specific board approval and applicable law, we declare a dividend distribution once per year, the amount being equal to our EBITDA plus financial income (expenses) minus taxes on income. Since 2003, we have distributed aggregate cash dividends of approximately $3.09 per share to our shareholders. We intend to continue to distribute cash dividends based on factors that include our cash position and activities.

In the last year, we needed to receive court approval formally required in order to enable a distribution since under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a cash distribution. Since we believe that by the end of 2014 we will have sufficient earnings to enable an additional dividend distribution, we expect to declare the 2014 dividend in February 2015, without the need for Court approval.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers in more than 40 countries around the world. A global company, with twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,966	$8,212
Short term bank deposits	4,237	8,266
Marketable securities	4,401	2,836
Accounts receivable:
Trade	2,067	1,241
Other	192	165
Prepaid expenses	369	221
Deferred cost of revenues	43	63
Deferred income taxes	123	256
Inventories	10	10
Total current assets	20,408	21,270

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available-for-sale-securities	1,300	517
Severance pay fund	1,522	1,673
Deferred cost of revenues	-	44
Deferred income taxes	40	40
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	637	650
GOODWILL	5,430	5,430
Total assets	$29,337	$29,624

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$97	$525
Other	2,574	1,153
Deferred revenues	4,556	4,796
Total current liabilities	7,227	6,474
LONG TERM LIABILITIES :
Deferred revenues	167	357
Employee rights upon retirement	1,683	1,804
Total liabilities	9,077	8,635

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,702	30,196
Accumulated other comprehensive income (loss)	(37)	31
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(958)
Treasury shares	(2,120)	(2,287)
Accumulated deficit	(2,462)	(6,047)
Total shareholders’ equity	20,260	20,989
Total liabilities and shareholders’ equity	$29,337	$29,624

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2014	2013	2014	2013
	(Unaudited)
	U.S. $ in thousands
	(except per share data)
Revenues	$6,511	$4,534	$18,501	$13,394
Cost of revenues	2,885	1,822	8,590	5,948
Gross profit	3,626	2,712	9,911	7,446
Research and development expenses	606	1,268	2,564	3,751
Selling and marketing expenses	264	421	849	1,247
General and administrative expenses	568	436	1,555	1,267
Operating income	2,188	587	4,943	1,181
Financial income (expenses) - net	(346)	35	(176)	161
Income before taxes on income	1,842	622	4,767	1,342
Taxes on income	707	18	1,182	174
Net income	$1,135	$604	$3,585	$1,168

Earnings per share (basic and diluted)	$0.06	$0.03	$0.19	$0.06

Weighted average number of shares used in computation of earnings per share in thousands:

Basic	18,953	18,885	18,929	18,863

Diluted	19,047	18,894	18,980	18,886

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2014	2013	2014	2013
	(Unaudited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,135	$604	$3,585	$1,168
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61	66	178	184
Amortized cost from available for sale securities	-	1	29	2
Deferred income taxes, net	-	-	133	-
Accrued severance pay	(24)	(22)	(24)	77
Unrealized gain from marketable securities, net	(25)	-	(35)	-
Capital gain on sale of property and equipment - net	-	-	-	(6)
Employees share-based compensation expenses	14	12	50	45
Realized loss on sale of available for sale securities	-	-	(39)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(994)	(322)	(826)	(311)
Other	6	22	(28)	(56)
Decrease (increase) in prepaid expenses and deferred charges	68	(151)	(84)	214
Increase (decrease) in accounts payable and accruals:
Trade	(66)	(285)	(428)	136
Other	477	275	1,422	425
Increase (decrease) in deferred revenues	431	528	(428)	1,839
Net cash provided by operating activities	1,083	728	3,505	3,717

Cash flows from investing activities:
Purchase of property and equipment	(82)	(78)	(165)	(219)
Sale of available for sale securities	-	-	522	-
Severance pay funds	24	18	54	(58)
Investment in short-term bank deposits	(3,191)	(2,943)	4,060	(844)
Investment in available-for-sale-securities	(350)	(2,072)	(1,363)	(2,072)
Investment in other marketable securities	(457)	-	(1,530)	-
Proceeds from sale of property and equipment	-	-	-	19
Net cash provided by (used in) investing activities	(4,056)	(5,075)	1,578	(3,174)

Cash flows from financing activities:
Employee stock options exercised and paid	90	-	167	73
Dividend paid	-	-	(4,544)	(4,532)
Net cash provided by (used in) financing activities	90	-	(4,377)	(4,459)

Translation adjustments on cash and Cash equivalents	18	7	48	(56)
Increase (decrease) in cash and cash equivalents	(2,865)	(4,340)	754	(3,972)

Balance of cash and cash equivalents at beginning of period	11,831	13,678	8,212	13,310
Balance of cash and cash equivalents at end of period	$8,966	$9,338	$8,966	$9,338